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EXHIBIT 7.2

RATIOS OF EARNINGS TO FIXED CHARGES

Calculation of Ratios of Earnings to Fixed Charges
for SEK excluding the S-system
on the Basis of Swedish Accounting Principles

	Year ended December 31,
	2002	2001	2000	1999	1998
Fixed Charges:
Interest expenses	4,040.2	6,081.0	6,451.6	5,174.5	5,305.5
Earnings:
Net profit	479.7	540.7	601.8	600.4	667.9
Taxes	184.7	188.3	228.1	226.4	253.6
Fixed charges	4,040.2	6,081.0	6,451.6	5,174.5	5,305.5

	4,704.6	6,810.0	7,281.5	6,001.3	6,227.0

Ratio of earnings to fixed charges	1.16	1.12	1.13	1.16	1.17

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  EXHIBIT 7.2